Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

Pershing Square Files Lawsuit in Delaware Court of Chancery Seeking Confirmation that

Allergan’s Rights Plan Is Not Triggered by Efforts to Call a Special Meeting

NEW YORK, June 13, 2014 //- Pershing Square Capital Management, L.P. (“Pershing Square”) announced today that an affiliate has filed a lawsuit in the Delaware Court of Chancery seeking a declaratory judgment confirming that its actions in connection with the solicitation and receipt of revocable proxies to call a special meeting of shareholders of Allergan, Inc. (“Allergan”) (NYSE: AGN) will not trigger Allergan’s recently adopted poison pill.

Allergan’s defensive reaction to the business combination transaction proposed by Valeant Pharmaceuticals International, Inc. (“Valeant”) (NYSE: VRX) has raised speculation that Allergan might try to assert that a shareholder’s compliance with the unprecedented procedures in Allergan’s bylaws somehow triggers the poison pill. Using a poison pill to silence shareholders or prevent them from exercising their voting rights is unlawful. In light of Allergan’s actions to date, and in order to remove any concern shareholders might have in participating in calling for a special meeting, Pershing Square had no alternative but to take this action.

The lawsuit followed a request by Pershing Square on June 6, 2014 to Allergan seeking confirmation that Allergan would not use its poison pill to frustrate its own bylaws and impede the calling of a special meeting. A response from Allergan’s counsel on June 11, 2014 failed to provide the confirmation requested.

“We regret that we were forced to file this lawsuit. Allergan’s failure to confirm that its poison pill does not apply to the actions taken in furtherance of calling a special meeting is a blatant attempt to frustrate shareholders’ ability to express their views and exercise their rights,” said William A. Ackman, CEO and founder of Pershing Square.

The complaint can be found here: http://www.vpsevent.com/chancerycomplaint-06-12-14.pdf

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About Pershing Square

Pershing Square Capital Management, L.P. (“Pershing Square”), based in New York City, is a SEC-registered investment advisor to private investment funds. Pershing Square manages funds that are in the business of trading — buying and selling — securities and other financial instruments. A fund managed by Pershing Square is Allergan’s largest shareholder with an approximately 9.7% ownership stake.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities and no tender or exchange offer for the shares of Allergan has commenced at this time. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on June 2, 2014 (the “preliminary proxy statement”) and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more other proxy statements, registration statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for the preliminary proxy statement or any other proxy statement, registration statement, prospectus, tender or exchange offer document or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AND ANY OTHER PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the preliminary proxy statement, and will be able to obtain free copies of these other documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the preliminary proxy statement. The additional definitive proxy soliciting material referred to in this paragraph and the preliminary proxy statement can be obtained free of charge from the sources indicated above.

Contact

Carolyn Sargent

Rubenstein Associates

212-843-8030

csargent@rubenstein.com